UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Horizon Global Corporation

(Name of Subject Company)

Horizon Global Corporation

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

Series B Preferred Stock, $0.01 par value per share

(Title of Class of Securities)

44052W104

(CUSIP Number of Class of Securities)

John Kennedy

Horizon Global Corporation

47912 Halyard Drive

Suite 100

Plymouth, Michigan 48170

(734) 656-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Benjamin Stulberg

Michael Solecki

Jones Day

901 Lakeside Ave.

North Point

Cleveland, OH 44114

(216) 586-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2023, (together with any amendments and supplements thereto, the “Schedule 14D-9”) by Horizon Global Corporation, a Delaware corporation (“Horizon”), and relates to the offer by PHX Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of First Brands Group, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), and all of the outstanding shares of Series B Preferred Stock, par value $0.01 per share (the “Preferred Stock”) of Horizon, at a price of $1.75 per share of Common Stock and an amount equal to the Redemption Price (as defined in the Certificate of Designations, Preferences and Rights of Series B Preferred Stock of Horizon Global Corporation attached as Exhibit (d) hereto and incorporated herein by reference) per share of Preferred Stock calculated as of the Acceptance Time, in each case, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase and in the related letter of transmittal, copies of which were filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule 14D-9 filed by Horizon with the SEC on January 10, 2023 (together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Subsequent Developments

Since the filing of the Schedule 14D-9 on January 10, 2023, and as of January 27, 2023, four stockholder actions have been filed in federal courts in New York and Delaware by purported stockholders of Horizon in connection with the transaction contemplated by the Offer: Stein v. Horizon Global Corporation, et al., Case No. 1:23-cv-288 (S.D.N.Y., filed January 12, 2023) (the “Stein Action”); Johnson v. Horizon Global Corporation, et al., Case No. 1:23-cv-00392 (S.D.N.Y., filed January 17, 2023) (the “Johnson Action”); Smith v. Horizon Global Corporation, et al., Case No. 1:23-cv-00061 (D.Del., filed January 19, 2023) (the “Smith Action”); and Thompson v. Horizon Global Corporation, et al., Case No. 1:23-cv-00500 (SD.N.Y., filed January 20, 2023) (the “Thompson Action,” and together with the Stein Action, the Johnson Action and the Smith Action, the “Horizon Stockholder Actions”). Each of the Horizon Stockholder Actions names Horizon and its directors as defendants and alleges, among other things, that certain public disclosures made by Horizon in the Schedule 14D-9 concerning the Offer are false and misleading and/or omit material information concerning the transactions contemplated by the Offer and Merger Agreement in violation of Sections 14(d), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14d-9 promulgated thereunder. Plaintiffs in the Horizon Stockholder Actions, among other things, seek to enjoin the transactions contemplated by the Offer and Merger Agreement and an award of attorneys’ fees and expenses.

In addition to the Horizon Stockholder Actions, as of January 27, 2023, Horizon has received demand letters from stockholders (the “Demand Letters”), which, like the complaints in the Horizon Stockholder Actions, contend that certain public disclosures made by Horizon in the Schedule 14D-9 concerning the Offer are false and misleading and/or omit material information concerning the transactions contemplated by the Offer and Merger Agreement and demand, generally, that certain information allegedly omitted from the Schedule 14D-9 be disclosed.

Horizon denies the allegations in the Horizon Stockholder Actions and the Demand Letters and denies any alleged violations of law or any legal or equitable duty and believes that these Horizon Stockholder Actions and the Demand Letters are without merit and that no supplemental disclosure is required to the Schedule 14D-9 under any applicable law, rule or regulation. Without admitting in any way that the disclosures below are material or otherwise required by law, Horizon makes the following amended and supplemental disclosures (collectively, the “Supplemental Disclosures”) solely for the purpose of mooting the allegations in the Horizon Stockholder Actions and the Demand Letters.

In addition, upon review, Horizon discovered that it had inadvertently not included the guaranteed amount of Jian James Zhou’s 2022 short-term incentive pay in disclosures of the potential payments to the executive officers under Horizon’s Executive Severance/Change of Control Policy (“Severance Policy”). Horizon is making the following amended disclosures to include Mr. Zhou’s 2022 short-term incentive pay guaranty in the potential payments he may receive under the Severance Policy.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

“ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. By removing the strikethrough language and adding the bold and underlined language to the table under the heading “Change-of-Control Severance-Based Compensation” and related footnotes on pages 8 and 9 as follows:

Name	Cash Severance ($) (1)	STI ($) (2)	Horizon RSU Awards ($) (3)	Horizon PSU Awards ($) (4)	Benefits ($) (5)	Total ($) (6)
John C. Kennedy	—	—	—	—	—		—
Terrence G. Gohl	—	—	—	—	—		—
Jian James Zhou	$1,207,500.00	$172,500	$222,768.00	$334,150.25	$22,446.54	$	~~1,786,864.79~~ 1,959,364.79
Dennis E. Richardville	—	—	—	—	—		—
Matthew J. Meyer	$598,920.00	—	$30,856.00	$94,029.25	$7,135.20		$730,940.45
Matthew T. Pollick	$1,077,885.00	—	$68,750.50	$206,428.25	$22,446.54		$1,375,510.29
James F. Sistek	$998,070.00	—	$65,581.25	$205,105.25	$17,065.98		$1,285,822.48
Jay Goldbaum	—	—	—	—	—		—

(1)

The amount shown represents the cash payment equal to 1.5 multiplied by the executive officer’s base salary rate in effect at the date of termination plus the STI payouts at his target level in effect at the date of termination.

(2)

The STI amount included in the severance payments is (i) the value of any STI payment that has been declared for the participant but not paid, plus (ii) the participant’s pro-rated STI payout for the year of termination through the date of termination based on his target level and actual full-year performance. Based on current forecasts, the STI amount is expected to be $0.00 for the executive officers, other than Mr. Zhou. The amount shown for Mr. Zhou reflects the $172,500 short-term incentive award that Mr. Zhou is entitled to under the terms of his employment agreement with the Company effective June 29, 2022. Such agreement provides that payout of 50% of Mr. Zhou’s target short-term incentive award for 2022, or $172,500, is guaranteed.

(3)

The estimated value of the Horizon RSU Awards is equal to the product of (i) the number of shares of Common Stock underlying the outstanding Horizon RSU Awards for each executive officer and director, multiplied by (ii) the Offer Price.

(4)

The estimated value of the Horizon PSU Awards is equal to the product of (i) the number of shares of Common Stock underlying the outstanding Horizon PSU Awards for each executive officer (assuming achievement of the applicable performance goals at target level), multiplied by (ii) the Offer Price.

(5)

The amount shown represents the aggregate value of COBRA Reimbursements for up 18 months. The amount was determined based on the level of coverage each executive officer had elected under Horizon’s medical, dental, and visions plans as of January 3, 2023.

(6)	The amounts in this column include the aggregate dollar value of the sum of all amounts reported in the preceding columns.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

“ITEM 4. THE SOLICITATION OR RECOMMENDATION.” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. By adding the bold and underlined language on page 10 to the subsection titled “Future Arrangements” in the section titled “Arrangements Between Horizon and its Executive Officers, Directors and Affiliates” as follows:

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. As of the date of this Schedule 14D-9, no post-closing employment opportunities were negotiated or discussed between members of Horizon and Parent. Horizon and Parent have not discussed the possibility of members of Horizon continuing following the Effective Time, and any discussions around specific roles or opportunities, including directorships, will be deferred until after the filing of this Schedule 14D-9 and closer to the anticipated timing for the Effective Time.

2. By adding the bold and underlined language on page 12 to the seventh paragraph of the section titled “Background of the Offer and the Merger” as follows:

On July 30, 2022, the Horizon Board met electronically to discuss and approve the establishment of a Strategic Alternatives Committee (the “Strategic Alternatives Committee”), comprising of certain board members, members of Horizon management and advisors, in order to oversee and manage the strategic alternatives review process and the engagement of Jefferies to act as its financial advisor in connection with certain potential strategic transactions. Pursuant to an engagement letter between Horizon and Jefferies, Horizon has agreed to pay Jefferies a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $6.4 million, all of which is contingent upon the consummation of the Merger.

3. By adding the bold and underlined language on page 12 to the fifteenth paragraph of the section titled “Background of the Offer and the Merger” as follows:

Following the meeting of the Strategic Alternatives Committee on September 9, 2022, at the direction of the Strategic Alternatives Committee, Jefferies sent the management presentation and a process letter to 19 potential bidders based upon interest received by such potential bidders and placed an initial bid deadline of September 30, 2022 for potential bidders to submit their proposal for either the entire company, the Americas Business, the Europe-Africa Business, the Electrical Business or the Metals Business.

4. By adding the bold and underlined language on page 14 to the thirty-fourth paragraph of the section titled “Background of the Offer and the Merger” as follows:

During the strategic alternatives process, Jefferies had informed the Strategic Alternatives Committee of its prior relationship with Parent. Specifically, since 2020 Jefferies had provided financing services to Parent in five previous transactions and would be likely asked to provide similar services should Parent ultimately engage in a transaction with Horizon. On November 12, 2022, after discussions between the Strategic Alternatives Committee and counsel, the Strategic Alternatives Committee, with the advice of counsel, determined that it would be in the best interests of Horizon for Jefferies to provide financing services to Parent should Parent be the ultimate acquirer of Horizon~~.~~ because it was viewed by the Strategic Alternatives Committee as increasing deal certainty and decreasing the time required to reach a definitive agreement when compared to requiring Parent to obtain financing services from an investment bank unfamiliar with Parent. Accordingly, Horizon approved Jefferies’ engaging in financing discussions with Parent and, should Parent be the ultimate acquirer of Horizon, Horizon would direct Jefferies to provide (subject to Jefferies’ internal approval processes), and would approve of Jefferies’ providing, financing to Parent for the proposed transaction between Horizon and Parent.

5. By adding the bold and underlined language on page 14 to the thirty-eighth paragraph of the section titled “Background of the Offer and the Merger” as follows:

On November 21, 2022, the Horizon Board held a telephonic meeting, with representatives from Jefferies attending for part of the meeting. At this meeting, the Horizon Board discussed the current state of Horizon, including with respect to its near-term financial condition and its ability to remain and independent publicly-traded company. The Horizon Board also discussed Mr. Gohl’s resignation and appointed John Kennedy as Interim President and Chief Executive Officer. Representatives from Jefferies also provided an update on the strategic alternatives process. Representatives from Jefferies informed the Horizon Board that Jefferies had reached out to 47 potential bidders in connection with the process, 27 of the 47 potential bidders executed confidentiality agreements, seven of the 47 potential bidders submitted indications of interest and three of the 47 potential bidders, including Parent, were selected by the Strategic Alternatives Committee to participate in management presentations given the potential value they presented to stockholders. At this meeting, the Horizon Board discussed the various indications of interests that it had received with management and Jefferies and authorized management to pursue a potential transaction with Parent. The Horizon Board also discussed that, at the direction and approval of Horizon and the Strategic Alternative Committee, Jefferies was engaged by Parent to assist with arranging financing for the potential transaction and that if a deal were to be reached with Parent, the Horizon Board would engage a different financial advisor to provide a fairness opinion to the Horizon Board.

6. By adding the bold and underlined language on page 15 to the forty-second paragraph of the section titled “Background of the Offer and the Merger” as follows:

On December 11, 2022, once the Strategic Alternatives Committee viewed the potential transaction as reasonably likely to occur with Parent, Horizon retained Lincoln International LLC (“Lincoln”) as a financial advisor and to provide a fairness opinion to the Horizon Board.

7. By removing the strikethrough language and adding the bold and underlined language on page 23 to the second paragraph of the subsection titled “Discounted Cash Flow” in the section titled “Opinion of Lincoln International LLC, Horizon’s Financial Advisor” as follows:

Lincoln calculated Horizon’s projected unlevered free cash flows by taking Adjusted EBITDA, subtracting tax depreciation and amortization, subtracting estimated taxes, adding back tax depreciation and amortization, and subtracting capital expenditures and changes in net working capital. Note that for purposes of Lincoln’s analysis, Lincoln’s calculation of Adjusted EBITDA differs from management’s calculation of Adjusted EBITDA (as defined in “—Certain Financial Projections”) by subtracting non-cash stock compensation as an expense and adding back income (losses) attributable to non-controlling interest. References to Adjusted EBITDA in this section (“The Solicitation or Recommendation—Opinion of Lincoln International, LLC, Horizon’s Financial Advisor”) reflect these adjustments. Lincoln determined the net present value of the projected unlevered free cash flows using a cost of capital deemed appropriate for the discount rate, which reflects the relative risk associated with the Management Projections cash flows as well as the rates of return that investors could expect to realize on alternative investment opportunities with similar risk profiles to Horizon. Lincoln’s selected discount rates for Horizon, which ranged from 12.00% to 14.00%, were selected based on the application of Lincoln’s professional judgment and experience, and were calculated using a capital asset pricing model and information derived from the selected comparable public companies. As inputs to the weighted average cost of capital, Lincoln took into account, among other things, equity risk premium, size premium, beta, risk-free rate, estimated tax rate as provided by Horizon, and the application of Lincoln’s professional judgment and experience. Lincoln calculated ~~Horizon’s~~ a range of terminal values of $414 million to $455 million for Horizon using an exit EBITDA multiple range of 10.0x to 11.0x on 2025 projected Adjusted EBITDA. The exit EBITDA multiple was based on the companies and transactions selected in the Selected Public Companies Analysis and Selected M&A Transactions Analysis, discussed below.

8. By removing the strikethrough language on page 23 in the third paragraph of the subsection titled “Discounted Cash Flow” in the section titled “Opinion of Lincoln International LLC, Horizon’s Financial Advisor” as follows:

Based on these assumptions, Lincoln’s discounted cash flow analysis indicated an estimated enterprise value for Horizon of $305~~.0~~ million to $350~~.0~~ million.

9. By amending and restating the table titled “Selected Public Companies – Financial Performance” and related footnotes on page 24 as follows:

	Selected Public Companies—Financial Performance
	Horizon Global Corporation	ARB Corporation Limited	Douglas Dynamics, Inc.	JOST Werke AG	LCI Industries	SAF-Holland SE (1)	Mean	Median
Revenue Growth
2019A	-3.3%	4.8%	9.1%	-2.5%	-3.5%	-0.8%	1.4%	-0.8%
2020A	-4.2%	34.0%	-16.0%	7.9%	5.9%	-24.4%	1.5%	5.9%
2021A	18.3%	11.4%	12.8%	32.3%	60.0%	25.8%	28.4%	25.8%
LTM	-15.5%	11.4%	11.4%	20.8%	36.7%	24.6%	21.0%	20.8%
2022P	-17.1%	-0.9%	14.8%	17.0%	17.5%	19.6%	13.6%	17.0%
2023P	16.4%	4.5%	5.0%	-1.1%	-12.7%	-1.3%	-1.1%	-1.1%
2024P	5.9%	8.4%	1.5%	0.6%	2.3%	NMF	3.2%	1.9%
EBITDA Margin
2019A	-1.7%	19.9%	18.3%	12.8%	11.8%	8.5%	14.3%	12.8%
2020A	3.3%	26.7%	15.0%	11.8%	11.7%	9.0%	14.8%	11.8%
2021A	3.9%	26.4%	13.6%	11.8%	11.4%	10.2%	14.7%	11.8%
LTM	-3.8%	26.4%	12.9%	11.2%	14.8%	10.0%	15.1%	12.9%
2022P	-2.6%	25.3%	12.8%	11.5%	13.1%	9.6%	14.5%	12.8%
2023P	4.7%	23.9%	14.5%	11.4%	12.5%	10.1%	14.5%	12.5%
2024P	4.8%	23.7%	15.6%	11.9%	12.0%	NMF	15.8%	13.8%

Source: S&P Capital IQ, and company filings

10. By adding the bold and underlined language and figures to the table titled “Enterprise Value as a Multiple of” on page 25 as follows:

				Enterprise Value as a Multiple of
Date of Announcement	Target	Acquiror	Enterprise Value (in millions)	LTM Revenue	LTM EBITDA	LTM EBITDA Margin
November 30, 2021	AutoPacific Group Holdings Pty Ltd (1)	GUD Holdings Limited	$528.3	2.63x	10.0x	26.3%
August 14, 2021	HELLA GmbH & Co. KGaA	Faurecia S.E.	$7,599.3	1.01x	7.0x	14.4%
July 5, 2021	DexKo Global Inc.	Brookfield Business Partners L.P.	$3,400.0	NA	10.0x	NA
June 27, 2021	Dayton Parts, LLC	Dorman Products, Inc.	$353.7	2.11x	NA	NA
November 22, 2019	Curt Acquisition Holdings, Inc.	Lippert Components, Inc.	$340.0	1.33x	9.7x	13.7%

(1)	EBITDA multiple based on Pro-Forma Calendar Year 2021 EBITDA

11. By removing the strikethrough language on page 25 in the third paragraph of the subsection titled “Summary of Selected Public Companies / M&A Transactions Analyses” in the section titled “Opinion of Lincoln International LLC, Horizon’s Financial Advisor” as follows:

Based on these selected valuation multiples, the enterprise value indication of Horizon ranged from $310~~.0~~ million to $365~~.0~~ million.

12. By removing the strikethrough language and adding the bold and underlined language on page 25 and 26 of the subsection titled “Summary of Analysis” in the section titled “Opinion of Lincoln International LLC, Horizon’s Financial Advisor” as follows:

Lincoln estimated a range of indicated enterprise values for Horizon deriving from its analysis of (i) discounted cash flow (ii) selected public companies and (iii) selected M&A transactions analysis, resulting in a range of indicated enterprise values for Horizon of $308~~.0~~ million to $358~~.0~~ million.

Lincoln then calculated a range of indicated aggregate equity values of Horizon by subtracting out the present value of non-recurring expenses, after-tax, which ranged from $13 million to $14 million, adding the present value of net operating loss tax benefits, which ranged from $11 million to $12 million, adding cash and cash equivalents in the amount of $10 million, restricted cash (net of outstanding letters of credit) in the amount of $0 million, non-controlling interests in the amount of $7 million and subtracting debt and debt like items in the amount of $318 million ~~and adjusted for certain non-operating assets and liabilities~~, resulting in a range of indicated aggregate equity values of $4~~.00~~ million to $55~~.00~~ million.

Lincoln then reduced the range of indicated aggregate equity values by Horizon Preferred Stock liquidation preference and Horizon Preferred Stock minimum return to calculate aggregate value of Horizon Common Stock, resulting in a range of indicated aggregate values of Company Common Stock of $0~~.00~~ million to $11~~.00~~ million.

Lincoln then divided the range of indicated aggregate values of Company Common Stock by ~~the~~ 28,323,908 shares of Company Common Stock outstanding on a fully diluted ~~shares of Horizon outstanding~~ basis (adjusted for outstanding warrants, options and restricted stock units using the treasury stock method), resulting in a range of indicated aggregate equity values of $0.00 to $0.38 per share. Lincoln then compared such range to the Common Stock Offer Price of $1.75 per share.

13. By removing the strikethrough language and adding the bold and underlined language on page 26 to the subsection titled “Miscellaneous” in the section titled “Opinion of Lincoln International LLC, Horizon’s Financial Advisor” as follows:

Other than in connection with Lincoln’s opinion, no other fees have been paid to Lincoln and its affiliates by Horizon or Parent during the last two years. Lincoln received customary fees from Horizon for its services, in the amount of $375,000, ~~a portion~~ $187,500 of which was payable upon Lincoln’s retention, ~~the balance~~ and $187,500 of which was payable upon Lincoln informing the Horizon Board it was prepared to render its opinion. No portion of Lincoln’s fee was contingent upon either the conclusion reached in its opinion or the consummation of the Merger. In addition, Horizon agreed to indemnify Lincoln and certain related parties against certain liabilities, and to reimburse Lincoln for certain expenses, arising in connection with or as a result of Lincoln’s engagement. Lincoln and its affiliates provide a range of investment banking and financial services and, in that regard, Lincoln and its affiliates may in the future provide investment banking and other financial services to Horizon, Parent and each of ~~its~~ their affiliates, for which Lincoln and its affiliates would expect to receive compensation.

14. By adding the following table after the table titled “Management Projections” in the subsection titled “Certain Information Provided by Horizon” in the section titled “Certain Projected Information”:

EBITDA Bridge ($ in millions)
						Management Projections
FY Ending December 31	2018A	2019A	2020A	2021A	LTM (1)	2022P	2023P	2024P	2025P
Horizon Adjusted EBITDA	$8	($8)	$26	$36	$(24)	$(16)	$36	$39	$42
Stock-Based Compensation	$(2)	$(2)	$(3)	$(4)	$(0)	$(0)	$(0)	$(0)	$(0)
Non-Controlling Interest	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)
Lincoln Adjusted EBITDA	$5	($12)	$22	$31	$(25)	$(17)	$35	$38	$41

ITEM 8. ADDITIONAL INFORMATION

“ITEM 8. ADDITIONAL INFORMATION” of the Schedule 14D-9 is hereby amended and supplemented as follows:

15. By amending and restating the paragraph under the section titled “Legal Proceedings” on page 37 by deleting the entire sentence and replacing it with the following paragraphs to read as follows:

Legal Proceedings

Since the filing of the Schedule 14D-9 on January 10, 2023, and as of January 27, 2023, four stockholder actions have been filed in federal courts in New York and Delaware by purported stockholders of Horizon in connection with the transaction contemplated by the Offer: Stein v. Horizon Global Corporation, et al., Case No. 1:23-cv-288 (S.D.N.Y., filed January 12, 2023) (the “Stein Action”); Johnson v. Horizon Global Corporation, et al., Case No. 1:23-cv-00392 (S.D.N.Y., filed January 17, 2023) (the “Johnson Action”); Smith v. Horizon Global Corporation, et al., Case No. 1:23-cv-00061 (D.Del., filed January 19, 2023) (the “Smith Action”); and Thompson v. Horizon Global Corporation, et al., Case No. 1:23-cv-00500 (SD.N.Y., filed January 20, 2023) (the “Thompson Action,” and together with the Stein Action, the Johnson Action and the Smith Action, the “Horizon Stockholder Actions”). Each of the Horizon Stockholder Actions names Horizon and its directors as defendants and alleges, among other things, that certain public disclosures made by Horizon in the Schedule 14D-9 concerning the Offer are false and misleading and/or omit material information concerning the transactions contemplated by the Offer and Merger Agreement in violation of Sections 14(d), 14(e) and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder. Plaintiffs in the Horizon Stockholder Actions, among other things, seek to enjoin the transactions contemplated by the Offer and Merger Agreement and an award of attorneys’ fees and expenses.

In addition to the Horizon Stockholder Actions, as of January 27, 2023, Horizon has received demand letters from stockholders (the “Demand Letters”), which, like the complaints in the Horizon Stockholder Actions, contend that certain public disclosures made by Horizon in the Schedule 14D-9 concerning the Offer are false and misleading and/or omit material information concerning the transactions contemplated by the Offer and Merger Agreement and demand, generally, that certain information allegedly omitted from the Schedule 14D-9 be disclosed.

Horizon denies the allegations in the complaints related to the Horizon Stockholder Actions and the Demand Letters and denies any alleged violations of law or any legal or equitable duty and believes that these Horizon Stockholder Actions and the Demand Letters are without merit and that no supplemental disclosure is required to the Schedule 14D-9 under any applicable law, rule or regulation.

ITEM 9. EXHIBITS

“ITEM 9. EXHIBITS” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(d)	Certificate of Designations, Preferences and Rights of Series B Preferred Stock of Horizon Global Corporation (incorporated herein by reference to Exhibit 3.1 to the current report on Form 8-K, dated June 27, 2022).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2023

Horizon Global Corporation

By:	/s/ Matthew Meyer